Exhibit 3.270

CERTIFICATE OF FORMATION OF
WCOF, LLC

I.

The name of the limited liability company is WCOF.

II.

The address of the registered office of the limited liability company in the State of Delaware is 2711 Centerville Rd., Suite 400, Wilmington, Delaware 19808 and the name of its registered agent at such address is Corporation Service Company.

III.

The formation shall be effective upon filing with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation this 24th day of March, 2008.

/s/ Brian P. Ward
Brian P. Ward
Authorized Person